March 3, 1997


Mr. and Mrs. Leonard Riggio
733 Park Avenue
17th Floor
New York, New York  10021

Dear Mr. and Mrs. Riggio:

Reference is made to the advised line of credit (the "Line of Credit") in the amount of $100,000,000* that Morgan Guaranty Trust Company of New York ("Morgan") has agreed to extend to you.

This is to confirm our agreement that:

- Subject to its availability, the Line of Credit may be utilized by your obtaining loans thereunder, each in principal amount of at least $500,000.

- You shall give Morgan notice not later than (i) 12:00 p.m. (New York City time) on the date of each Domestic Loan and (ii) the third business day (as defined in the note evidencing loans under the Line of Credit) before each Eurodollar Loan specifying (a) the date of such Loan, (b) the principal amount of such Loan, (c) whether the Loan is to be a Domestic Loan or a Eurodollar Loan and (d) if a Loan is a Eurodollar Loan, the duration of the interest period elected with regard to the loan (one, three, six or twelve months).

-    Repayments of loans must be in the minimum amount of $500,000.

- So long as you shall be indebted to Morgan with regard to any loans extended under the Line of Credit or the Line of Credit shall be in existence:

     - You shall maintain on deposit in your custody account no. 89318 (the "Custody Account") at Morgan Guaranty collateral acceptable to Morgan having a lending value, as established by Morgan in its sole discretion, at least equal to your outstanding obligations with regard to the Line of Credit.

     - You shall furnish to Morgan such information concerning your financial condition as Morgan shall reasonably request, including but not limited to financial statements on an annual basis.

     - You shall not create any indebtedness to other than Morgan in addition to that shown on your financial statement dated
         December 31, 1995 that you have delivered to Morgan other than
         (i) $1,000,000 in aggregate indebtedness from time to time outstanding and (ii) indebtedness secured by a residential mortgage not exceeding $7,000,000 in aggregate amount.



*    This amount has been increased to $200,000,000.


     - Shares of Barnes & Noble, Inc. purchased using the proceeds of the initial loan under the Line of Credit shall be held in the Custody Account and shall be registered for resale under the Securities Act of 1933 not later than July 15, 1997.

- Loans under the Line of Credit shall be subject to Morgan's demand and the demand tenor thereof shall not be affected by this letter. The Line of Credit is not a committed lending facility and its availability shall be subject to Morgan's discretion.

Please confirm your agreement with the contents of this letter by signing the enclosed copy of this letter in the space below and returning it to the undersigned.

                    Very truly yours,

                              Morgan Guaranty Trust Company of New York



                              By:       /s/ Jeffrey Westcott
                                 -----------------------
                                 Jeffrey Westcott,
Vice President

Agreed to:



/s/ Leonard Riggio
-------------------------
LEONARD RIGGIO



/s/ Louise Riggio
-------------------------
LOUISE RIGGIO